Exhibit 10.3

First Amended and Restated Executive Officer Annual Bonus Program

The Compensation Committee (the “Committee”) of Miller Industries, Inc. (the “Company”) previously established the Executive Officer Annual Bonus Program in April 2023 (the “Original Program”) to align incentive bonuses for the Company’s c-level executive officers (the “Executives”) with the achievement of the Company’s annual corporate profitability. On March 2, 2026, the Committee, with input from its independent compensation consultant, determined to amend and restate the Original Program to, among other things, revise the bonus pool calculation formulas, revise and reallocate the bonus pool payments among the Executives, and revise the allocations of bonus payments between cash and equity awards (the Original Program, as amended and restated, the “Program”).

The purpose of the Program is to align incentive bonuses for the Executives with the achievement of the Company’s annual corporate profitability. Annual bonuses under the Program are payable partly in cash and partly as a grant of restricted stock units (RSUs) under the Company’s 2025 Stock Incentive Plan (or a subsequently approved plan) (the “Stock Plan”). These annual bonuses are designed to provide additional compensation to the Executives, and to more immediately reward them in direct relation to the Company’s pretax income achieved during the performance period. The awards are structured so that no bonus is earned until a pretax income hurdle is achieved, and the bonus percentage increases with incremental increases in pretax income. The immediacy of these bonuses provides an incentive to the Executives to raise their level of performance in order to increase the Company’s overall level of profitability.

Calculation of Bonus Pool

The Program provides a bonus pool for each fiscal year if the Company’s income before income taxes (excluding any currency adjustments) and before payment of these bonuses (“Pretax Income”) exceeds $20 million for the most recently completed fiscal year in accordance with the following formulas:

Amount of Pretax Income in Fiscal Year	Bonus Pool % of Pretax Income	Cash %	Equity %
Less than $20 million	0%; no bonus payable	0%	0%
At least $20 million and less than $30 million	10% of Pretax Income	60%	40%
At least $30 million and less than $45 million	11% of Pretax Income	50%	50%
At least $45 million and less than $65 million	12% of Pretax Income	40%	60%
At least $65 million and less than $90 million	13% of Pretax Income	30%	70%
At least $90 million	14% of Pretax Income	30%	70%

RSU Grants

The Committee may vary the mix of cash and RSUs granted in any year from the criteria specified above and/or may vary the mix of cash and RSUs among Executives based on such factors as the Committee determines appropriate, subject to compliance with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). For example, the Committee may consider the number of shares then-available for grants under the Stock Plan, whether an Executive is expected to retire before the end of the 3-year vesting period of RSUs, or the total bonus or compensation level of each Executive in determining the mix of cash and RSUs to award any Executive. If any portion of the earned annual bonus is payable in RSUs, the Committee will grant such RSUs from the Stock Plan. 50% of such RSUs will be time-based with a 3-year graded vesting schedule, vesting 1/3 on each anniversary of the grant date, and with such other terms and conditions as specified by the Committee. The other 50% of such RSUs will be performance-based, with 0% to 200% of the target units vesting after 3 years based upon satisfaction of the applicable performance criteria for the 3-year performance period, and with such other terms and conditions as specified by the Committee.

Determination and Payment of Bonuses

In determining the Company’s Pretax Income, generally accepted accounting principles shall be applied on a basis consistent with prior periods. The Committee may adjust the Company’s Pretax Income (or the schedule of the bonus pool earned based on different levels of Pretax Income) as it determines appropriate to account for currency translation adjustments, and for material unexpected, and/or non-recurring items not contemplated when this bonus program was adopted including, without limitation, (i) changes in tax laws or regulations or accounting procedures, (ii) reorganizations, restructurings, mergers, acquisitions or divestitures, (iii) litigation or the resolution of litigation, and (iv) other sufficiently noteworthy items that require disclosure in a press release. As soon as practicable following the final determination of the Company’s financial results for the fiscal year, the Committee will review the Company’s Pretax Income, make any appropriate adjustments, and determine the amount and form of payment of the bonuses payable to each eligible Executive. The cash portion of the annual bonus will be paid to the Executive within 30 days following the Committee’s determination, and any RSUs payable as part of the annual bonus will be granted within 30 days of such determination, with the number of shares subject to the RSU determined based on the closing price of a share of the Company’s Common Stock on the grant date. To be eligible for the annual bonus, an Executive must be employed by the Company at the time of payment of the cash portion and at the time of grant of any RSUs.

If the Company’s financial statements are restated and Pretax Income is adjusted after payment of bonuses, the Committee may recalculate the bonuses and pay any additional amounts owed to Executives or ask for repayment of excess amounts from Executive within 30 days of the date of such recalculation by the Committee. For the avoidance of doubt, payments under this Program are subject to the Company’s Excess Incentive-Based Compensation Recoupment Policy

Examples

For example, the total annual bonus pool would equal the following amounts at the corresponding Company Pretax Income levels:

Pretax Income	Bonus Pool	Form of Payment
$15 million	$0	N/A
$25 million	$2,500,000	60% Cash 20% Time-Based RSUs 20% Performance-Based RSUs
$40 million	$4,400,000	50% Cash 25% Time-Based RSUs 25% Performance-Based RSUs
$75 million	$9,750,000	30% Cash 35% Time-Based RSUs 35% Performance-Based RSUs

Allocation of Bonus Pool Among Executives

Unless and until amended, the earned bonus pool for each fiscal year shall be allocated among the Executives as follows:

Executive	% of Pool
President & CEO	46.0%
President Military & Export	9.25%
Chief Financial Officer	17.0%
Chief Information Officer	9.25%
Chief Revenue Officer	9.25%
General Counsel	9.25%
TOTAL	100%

Effective Date

This Program is first applicable to the cash bonuses payable in 2027 with respect to performance during 2026 and supersedes and replaces the Original Program and any other similar bonus programs previously applicable to the Executives with respect to performance during fiscal years prior to 2026.

Amendment

The Company retains the right to modify, amend or terminate this annual bonus program at any time.

409A Compliance

It is intended, and this Program shall be construed, so that all compensation payable under the Program shall be exempt from Section 409A under the short-term deferral exemption of Treasury Regulation § 1.409A-1(b)(4). However, to the extent any compensation payable under this Program constitutes deferred compensation within the meaning of Section 409A and the Department of Treasury regulations and other guidance thereunder, it is intended, and this Program shall be construed, so that such compensation complies with the requirements of Section 409A and such regulations and guidance. The Company makes no representation to any Executive regarding the tax treatment of any payment under this Program, and each Executive is solely responsible for all taxes due with respect to any payment under this Program.